Filed by:  Dollar Thrifty Automotive Group, Inc.
Pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company:  Dollar Thrifty Automotive Group, Inc.
Commission File Number for the Related Registration Statement on Form S-4: 333-167085

The following is an email that was sent on behalf of Scott Thompson, Chief Executive Officer and President of Dollar Thrifty Automotive Group, Inc. (“DTAG” or “Dollar Thrifty”), to employees of DTAG on September 27, 2010.

Sent on behalf of Scott Thompson…

I’m sure you have been reading in the papers and hearing about the latest developments with the offers from Hertz and Avis. It is like our own little commercial free soap opera.  I’m also sure you’ve noticed we haven’t been able to say much as this continues to play out in the media and I appreciate your patience.

I do want to update you on the current status of the proposed Hertz merger and the most recent events.

As was disclosed this morning in our press release, the DTG Board of Directors has determined that although Avis's offer is at a higher price, the Board will continue to recommend that our shareholders approve the merger with Hertz.  I know, confusing.  It is confusing even for people that do deals for a living.  But for the third time, Avis has lobbed in an offer without demonstrating that they can close the transaction and without providing customary protection to our shareholders in case they fail to get the required regulatory approvals.  Hertz has agreed to provide this protection, and I don't know why Avis has declined to do so. Hertz has also demonstrated a path to obtaining regulatory approval. So, our Board is asking shareholders to vote for the proposed Hertz transaction on September 30th.

Should our shareholders vote ‘yes’ to approve the merger agreement with Hertz, Hertz will have cleared one more step in the merger process, and any potential Avis merger will be off the table.  With a ‘yes’ vote from the DTG shareholders, my expectation is that Hertz will soon thereafter begin discussions regarding integration of our two companies. I want to make one thing clear - the transaction will still be subject to FTC antitrust approval, which could be a long process.  If the FTC does not grant approval by April 25, 2011, the merger agreement with Hertz will terminate.

Should our shareholders vote ‘no’ to the latest Hertz offer, DTG will then have the right to terminate the agreement. Avis and Hertz can then choose if they wish to continue to pursue us.

It is noteworthy that Hertz’s unsolicited offer and the related process that followed has been run by the Board in consultation with two expert advisors that have issued opinions that the current Hertz transaction is fair to our shareholders and everything that has been done during this process has been conclusively and concretely supported by the Delaware Court ruling last month.

These past few months have been trying for everyone and your unrelenting hard work in the face of these distractions has not gone unnoticed. I know this is an uncomfortable period of time but at DTG we have always taken care of customers and kept on succeeding.  I am consistently impressed by how you continue to perform.

Thanks again for all that you do.

Scott

Forward-Looking Statements

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of Dollar Thrifty Automotive Group, Inc. (“DTG”) and Hertz Global Holdings, Inc. (“Hertz”) and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the merger of DTG with and into a wholly owned subsidiary of Hertz (the “Merger”) or may be required to accept conditions that could reduce the anticipated benefits of the Merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed Merger may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of the two companies; (4) the proposed Merger may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed Merger; and (6) the industry may be subject to future risks that are described in SEC reports filed by DTG and Hertz. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by DTG and Hertz. DTG and Hertz assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

Important Information for Investors and Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Hertz has filed with the SEC a registration statement on Form S-4 (registration statement number 333-167085) that includes a proxy statement of DTG that also constitutes a prospectus of Hertz. The registration statement has been declared effective by the SEC, and a definitive proxy statement/prospectus has been mailed to stockholders of DTG.  A Special Meeting of Stockholders will be held at 10:00 a.m., local time, on September 30, 2010 at 10 South Dearborn Street, Plaza Level Auditorium, Chicago, Illinois 60603.

INVESTORS AND STOCKHOLDERS OF DTG ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and stockholders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Hertz and DTG, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Hertz are also available free of charge on Hertz’s internet website at www.hertz.com or by contacting Hertz’s Investor Relations Department at 201-307-2100. Copies of the documents filed with the SEC by DTG are available free of charge on DTG’s internet website at www.dtag.com or by contacting DTG’s Investor Relations Department at 918-669-2119. Hertz, DTG, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DTG in connection with the proposed transaction. Information about the directors and executive officers of Hertz is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010. Information about the directors and executive officers of DTG is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 27, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC when they become available.